As filed with the Securities and Exchange Commission on [•], 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3

APPLICATION FOR QUALIFICATION OF INDENTURE
UNDER THE TRUST INDENTURE ACT OF 1939

BANRO CORPORATION*
(“Company”)

BANRO GROUP (BARBADOS) LIMITED*
NAMOYA (BARBADOS) LIMITED
BANRO CONGO (BARBADOS) LIMITED
LUGUSHWA (BARBADOS) LIMITED
KAMITUGA (BARBADOS) LIMITED
TWANGIZA (BARBADOS) LIMITED
BANRO CONGO MINING SA
KAMITUGA MINING SA
LUGUSHWA MINING SA
NAMOYA MINING SA
TWANGIZA MINING SA
(“Guarantors”)

(Names of Applicants)

1 First Canadian Place
100 King St. West, Suite 7070
Toronto, Ontario
Canada M5X 1E3
(Address of Principal Executive Offices of the Company)

SECURITIES TO BE ISSUED UNDER THE
INDENTURE TO BE QUALIFIED

Title of Class	Amount
10% Secured Notes due 2021	US$197,500,000 aggregate principal amount

*Pursuant to the Recapitalization referred to herein and immediately following the issuance of the 10% Secured Notes due 2021 (the “Notes”), Banro Corporation will assign, and Banro Group (Barbados) Limited (a direct wholly-owned subsidiary of Banro Corporation) will assume, all of Banro Corporation’s rights and obligations with respect to the Notes, and Banro Corporation will fully and unconditionally guarantee the Notes.

Approximate date of proposed issuance: On the consummation date of the Recapitalization referred to herein, which the Company expects will occur in April 2017, and following the effectiveness of this Application for Qualification.

Name and address of agent for service:
DL Services Inc.
701 5th Avenue, Suite 6100
Seattle, WA 98104-7043
(206) 903-8800

With copies to:

David Knight	Christopher J. Barry, Esq.
Norton Rose Fulbright Canada LLP	Erin McCrady, Esq.
Suite 3800, Royal Bank Plaza	Dorsey & Whitney LLP
South Tower, 200 Bay Street	701 Fifth Avenue, Suite 6100
P.O. Box 84	Seattle, Washington 98104
Toronto Ontario M5J 2Z4	(206) 903-8800
Canada
(416) 216-4000

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicants.

GENERAL

1.	General Information

The following table lists each Applicant, its form of organization and its jurisdiction of incorporation. Except for Banro Corporation (the “Company”), each of the following entities shall be referred to herein collectively as the “Guarantors.” The Company and the Guarantors shall be referred to collectively as the “Applicants.”

Name of Applicant	Form of Organization	Jurisdiction of Incorporation or Organization
Banro Corporation	Corporation	Canada
Banro Group (Barbados) Limited	Corporation	Barbados
Namoya (Barbados) Limited	Corporation	Barbados
Banro Congo (Barbados) Limited	Corporation	Barbados
Lugushwa (Barbados) Limited	Corporation	Barbados
Kamituga (Barbados) Limited	Corporation	Barbados
Twangiza (Barbados) Limited	Corporation	Barbados
Namoya Mining S.A.	Limited Liability Company	Democratic Republic of the Congo
Banro Congo Mining S.A.	Limited Liability Company	Democratic Republic of the Congo
Lugushwa Mining S.A.	Limited Liability Company	Democratic Republic of the Congo
Kamituga Mining S.A.	Limited Liability Company	Democratic Republic of the Congo
Twangiza Mining S.A.	Limited Liability Company	Democratic Republic of the Congo

2.	Securities Act Exemption Applicable

The Applicants intend to effect a recapitalization (the “Recapitalization”) by way of a plan of arrangement (the “Plan”) under Section 192 of the Canadian Business Corporations Act, as described in the management information circular, dated February 27, 2017, incorporated by reference herein and attached hereto as Exhibit T3E (the “Circular”), pursuant to which in exchange for all of their right, title and interest in and to all amounts owing on account of principal pursuant to and under the Company’s 10% Senior Secured Notes due 2017 (the “Existing Notes” and the holders of the Existing Notes being, collectively, the “Noteholders”) and the term loan facility agreement dated December 31, 2015 (the “Term Loan”), among Namoya Mining S.A. (as borrower), the Company and certain of its subsidiaries (as guarantors), and the lenders party thereto (the “Lenders” to have the meaning ascribed to it in such term loan facility agreement), the Noteholders and the Lenders will receive $197,500,000 aggregate principal amount of Notes and/or additional consideration as more fully described in the Circular.

The Notes will be issued under the 10% Secured Notes Indenture (the “Indenture”) to be qualified under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), by this Application for Qualification (this “Application”). This Application and the Indenture may be amended prior to such effectiveness as part of the qualification process in order to comply with requirements of the Trust Indenture Act or the U.S. Securities and Exchange Commission. For more detailed information on the Indenture, see Item 8 of this Application.

The Recapitalization is being effected by the Company in reliance on the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”), afforded by Section 3(a)(10) thereof. Section 3(a)(10) of the Securities Act provides an exemption from the registration provisions of the Securities Act for, in relevant part:

“… any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests where the terms and conditions of such issuance are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court…”

The three main elements of the Section 3(a)(10) exemption are: (a) an exchange of outstanding securities, claims or property interests, (b) a fairness hearing, and (c) court approval of the issuance and exchange. As described in the Circular, each of these elements will be satisfied in connection with the issuance of the Notes.

(a)	Exchange of Securities: Pursuant to the Recapitalization, the Notes and the related guarantees will be issued in exchange for the Existing Notes and the Term Loan.

(b)

Fairness Hearing: Respective meetings of securityholders of the Company will be held for the purpose of voting on the Plan (collectively, the “Meetings”). It is expected that, shortly after the Meetings, an application will be made to the Ontario Superior Court of Justice (Commercial List) (the “Court”) for a hearing for the purpose of obtaining a final order of the Court approving the Plan (the “Fairness Hearing”). Notice of the date and time of the Fairness Hearing has been provided to all Noteholders and the Lenders in the Circular. At the Fairness Hearing, the Court will consider, among other things, the fairness and reasonableness of the Plan to affected securityholders, including the issuance of Notes in exchange for Existing Notes and the Term Loan. Any Noteholder, Lender or other interested party who wishes to participate, or to be represented, or to present evidence or argument, may do so, subject to filing with the Court and serving upon the solicitors of the Company a notice of appearance and satisfying any other requirements of the Court.

(c)

Court Approval: The Plan is subject to the approval of the Court. It is anticipated that the Court will rule on the fairness of the Plan to the affected securityholders, including the Noteholders and the Lenders. The Court has been advised that its ruling will be the basis for claiming an exemption from registration under the Securities Act by reason of the exemption afforded by Section 3(a)(10) thereof.

AFFILIATIONS

3.	Affiliates

Furnish a list or diagram of all affiliates of each Applicant and indicate the respective percentages of voting securities or other basis of control.

(a)	An organizational chart showing the Company’s direct and indirect subsidiaries is contained in Exhibit 99.1 and incorporated by reference herein.

(b)

Directors and officers of the Applicants may be deemed to be “affiliates” of the respective Applicant by virtue of their positions with the respective Applicant. See Item 4, “Directors and Executive Officers” for a list of current directors and executive officers and changes therein as a result of the Recapitalization.

RFW (as defined in the Circular) is currently considered an affiliate of the Company.

As further described in the Circular, upon completion of the Recapitalization, RFW, Gramercy (as defined in the Circular) and BlackRock (as defined in the Circular) are expected to be considered affiliates of the Company.

Name and Address	Number and Percentage of Common Shares as at February 27, 2017	Number and Percentage of Common Shares upon Completion of the Recapitalization(1)
Gramercy 20 Dayton Avenue Greenwich, Connecticut 06830	8,294,250[2] (2.73%)	334,090,531[3] (30.41%)
RFW Nemours Chambers, Road Town Tortola, British Virgin Islands	50,000,000[4] (16.48%)	353,902,322[5] (32.21%)
BlackRock	18,408,000 (6.07%)	150,547,371 (13.70%)

Notes:

(1)	The maximum number and percentage of common shares of the Company upon completion of the Recapitalization.

(2)

Does not include preferred shares of Namoya (Barbados) Limited and Twangiza (Barbados) Limited held by Gramercy (which are exchangeable for 33,743,234 common shares of the Company) which will be converted into common shares of the Company upon completion of the Recapitalization and warrants exercisable for 18,300,000 common shares of the Company.

(3)	Does not include warrants exercisable for 18,300,000 common shares of the Company.
(4)

Does not include preferred shares of Namoya (Barbados) Limited and Twangiza (Barbados) Limited held by RFW (which are exchangeable for 29,256,766 common shares of the Company) which will be converted into common shares of the Company upon completion of the Recapitalization and warrants exercisable for 7,500,000 common shares of the Company. RFW is currently limited in its ability to exchange all of its exchangeable preferred shares for common shares of the Company without common shareholders approval if such exchange would result in RFW holding 20% or more of the Company’s then issued and outstanding common shares.

(5)	Does not include warrants exercisable for 7,500,000 common shares of the Company

The shareholder affiliates of the Guarantors are listed in Item 5, “Principal Owners of Voting Securities.” All voting securities of the Guarantors are owned directly or indirectly by the Company.

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers

List the names and complete mailing addresses of all directors and executive officers of the each Applicant and all persons chosen to become directors and executive officers of each Applicant. Indicate all offices held or to be held by each person named.

(1) Banro Corporation

The following table lists the names and offices held by directors and executive officers of the Company as of February 27, 2017.

Name	Office
John Clarke	President, Chief Executive Officer and Director
David Langille	Chief Financial Officer
Richard Brissenden	Chairman of the Board and Director
Peter Cowley	Director
Maurice Colson	Director
Derrick Weyrauch	Director
Mick Oliver	Director
Jiongjie Lu	Director
Arnold Kondrat	Executive Vice President
Donat Madilo	Senior Vice President, Commercial & DRC Affairs
Dan Bansah	Head of Projects and Operations
Geoffrey Farr	Vice President, General Counsel and Corporate Secretary
Desire Sangara	Vice President Government Relations

The mailing address for each of the executive officers and directors listed above is:

c/o Banro Corporation
100 King St. West, Suite 7070
Toronto, Ontario
Canada M5X 1E3

As part of the Plan, the Board of Directors of the Company (the “Board”) immediately prior to the completion of the Reorganization shall be deemed to have resigned and upon completion of the Reorganization a new Board shall have been appointed. The new Board, upon completion of the Reorganization, shall be initially comprised of one director acceptable to RFW, one director acceptable to Gramercy, the Chief Executive Officer of the Company and four independent directors acceptable to RFW, Gramercy and Blackrock, provided that such composition complies with applicable law and any requirements of the Toronto Stock Exchange and the NYSE MKT LLC. It is expected that three of the four independent directors will be comprised of existing directors. The Company expects to hold its next annual meeting of shareholders at the end of the second quarter of 2017 at which point the Company’s common shareholders will be entitled to elect the members of the Board.

(2) Banro Group (Barbados) Limited

The following table lists the names and offices held by all directors and executive officers of Banro Group (Barbados) Limited as of February 27, 2017.

Name	Office
W. Peter. A. Douglas	President and Director
Stephen L. Greaves	Secretary and Director
Donat K. Madilo	Director

The mailing address for each of the executive officers and directors listed above is:

c/o Banro Group (Barbados) Limited
Parker House
Wildey Business Park
Wildey Road
St. Michael BB14006
Barbados W.I.

(3) Namoya (Barbados) Limited

The following table lists the names and offices held by all directors and executive officers of Namoya (Barbados) Limited as of February 27, 2017.

Name	Office
W. Peter. A. Douglas	President and Director
Stephen L. Greaves	Secretary and Director
Donat K. Madilo	Director

The mailing address for each of the executive officers and directors listed above is:

c/o Namoya (Barbados) Limited
Parker House
Wildey Business Park
Wildey Road
St. Michael BB14006
Barbados W.I.

(4) Banro Congo (Barbados) Limited

The following table lists the names and offices held by all directors and executive officers of Banro Congo (Barbados) Limited as of February 27, 2017.

Name	Office
W. Peter. A. Douglas	President and Director
Stephen L. Greaves	Secretary and Director
Donat K. Madilo	Director

The mailing address for each of the executive officers and directors listed above is:

c/o Banro Congo (Barbados) Limited
Parker House
Wildey Business Park
Wildey Road
St. Michael BB14006
Barbados W.I.

(5) Lugushwa (Barbados) Limited

The following table lists the names and offices held by all directors and executive officers of Lugushwa (Barbados) Limited as of February 27, 2017.

Name	Office
W. Peter. A. Douglas	President and Director
Stephen L. Greaves	Secretary and Director
Donat K. Madilo	Director

The mailing address for each of the executive officers and directors listed above is:

c/o Lugushwa (Barbados) Limited
Parker House
Wildey Business Park
Wildey Road
St. Michael BB14006
Barbados W.I.

(6) Kamituga (Barbados) Limited

The following table lists the names and offices held by all directors and executive officers of Kamituga (Barbados) Limited as of February 27, 2017.

Name	Office
W. Peter. A. Douglas	President and Director
Stephen L. Greaves	Secretary and Director
Donat K. Madilo	Director

The mailing address for each of the executive officers and directors listed above is:

c/o Kamituga (Barbados) Limited
Parker House
Wildey Business Park
Wildey Road
St. Michael BB14006
Barbados W.I.

(7) Twangiza (Barbados) Limited

The following table lists the names and offices held by all directors and executive officers of Twangiza (Barbados) Limited as of February 27, 2017.

Name	Office
W. Peter. A. Douglas	President and Director
Stephen L. Greaves	Secretary and Director
Donat K. Madilo	Director

The mailing address for each of the executive officers and directors listed above is:

c/o Twangiza (Barbados) Limited
Parker House
Wildey Business Park
Wildey Road
St. Michael BB14006
Barbados W.I.

(8) Namoya Mining S.A.

The following table lists the names and offices held by all directors and executive officers of Namoya Mining S.A. as of February 27, 2017.

Name	Office
Christian Bawah	General Manager
Daniel Bansah	Director
Desire Sangara	Chairman and Director
Donat Madilo	Director
John Clarke	Director
Lambert Djunga	Director

The mailing address for each of the executive officers and directors listed above is:

c/o Namoya Mining S.A.
14, Avenue Sergent Moke
Kinshasa/Ngaliema
Democratic Republic of the Congo

(9) Banro Congo Mining S.A.

The following table lists the names and offices held by all directors and executive officers of Banro Congo Mining S.A. as of February 27, 2017.

Name	Office
Daniel Bansah	General Manager, Director
Desire Sangara	Chairman and Director
Donat Madilo	Director
John Clarke	Director
Lambert Djunga	Director

The mailing address for each of the executive officers and directors listed above is:

c/o Banro Congo Mining S.A.
14, Avenue Sergent Moke
Kinshasa/Ngaliema
Democratic Republic of the Congo

(10) Lugushwa Mining S.A.

The following table lists the names and offices held by all directors and executive officers of Lugushwa Mining S.A. as of February 27, 2017.

Name	Office
Peter Kersi	General Manager
Daniel Bansah	Chairman and Director
Desire Sangara	Director
John Clarke	Director
Lambert Djunga	Director

The mailing address for each of the executive officers and directors listed above is:

c/o Lugushwa Mining S.A.
14, Avenue Sergent Moke
Kinshasa/Ngaliema
Democratic Republic of the Congo

(11) Kamituga Mining S.A.

The following table lists the names and offices held by all directors and executive officers of Kamituga Mining S.A. as of February 27, 2017.

Name	Office
Peter Kersi	General Manager
Daniel Bansah	Chairman and Director
Desire Sangara	Director
John Clarke	Director
Donat Madilo	Director

The mailing address for each of the executive officers and directors listed above is:

c/o Kamituga Mining S.A.
14, Avenue Sergent Moke
Kinshasa/Ngaliema
Democratic Republic of the Congo

(12) Twangiza Mining S.A.

The following table lists the names and offices held by all directors and executive officers of Twangiza Mining S.A. as of February 27, 2017.

Name	Office
Philippe Muteba	General Manager
Daniel Bansah	Director
Desire Sangara	Chairman and Director
John Clarke	Director
Donat Madilo	Director
Lambert Djunga	Director

The mailing address for each of the executive officers and directors listed above is:

c/o Twangiza Mining S.A.
14, Avenue Sergent Moke
Kinshasa/Ngaliema
Democratic Republic of the Congo

5.	Principal Owners of Voting Securities

With respect to each person owning 10 percent or more of the voting securities of the each Applicant, list the names and complete mailing addresses, title of class of owned, amount owned and percentage of voting securities owned.

(1) Banro Corporation

See Item 3, “Affiliates”, above for the requested information.

(2) Banro Group (Barbados) Limited

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Banro Corporation 100 King St. West, Suite 7070 Toronto, Ontario Canada M5X 1E3	Common shares	5,000,100	100%

(3) Namoya (Barbados) Limited

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Banro Group (Barbados) Limited Parker House Wildey Business Park Wildey Road St. Michael BB14006 Barbados W.I.	Common shares	1,000,100	83.3%
Banro Corporation 100 King St. West, Suite 7070 Toronto, Ontario Canada M5X 1E3	Common shares	199,900	16.7%

(4) Banro Congo (Barbados) Limited

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Banro Group (Barbados) Limited Parker House Wildey Business Park Wildey Road St. Michael BB14006 Barbados W.I.	Common shares	1,000,100	100%

(5) Lugushwa (Barbados) Limited

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Banro Group (Barbados) Limited Parker House Wildey Business Park Wildey Road St. Michael BB14006 Barbados W.I.	Common shares	1,000,100	100%

(6) Kamituga (Barbados) Limited

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Banro Group (Barbados) Limited Parker House Wildey Business Park Wildey Road St. Michael BB14006 Barbados W.I.	Common shares	1,000,100	100%

(7) Twangiza (Barbados) Limited

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Banro Group (Barbados) Limited Parker House Wildey Business Park Wildey Road St. Michael BB14006 Barbados W.I.	Common shares	1,000,100	83.3%
Banro Corporation 100 King St. West, Suite 7070 Toronto, Ontario Canada M5X 1E3	Common shares	199,900	16.7%

(8) Namoya Mining S.A.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Namoya (Barbados) Limited Parker House Wildey Business Park Wildey Road St. Michael BB14006 Barbados W.I.	Shares	1,000,000	100%

(9) Banro Congo Mining S.A.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Banro Congo (Barbados) Limited Parker House Wildey Business Park Wildey Road St. Michael BB14006 Barbados W.I.	Shares	1,000,000	100%

(10) Lugushwa Mining S.A.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Lugushwa (Barbados) Limited Parker House Wildey Business Park Wildey Road St. Michael BB14006 Barbados W.I.	Shares	1,000,000	100%

(11) Kamituga Mining S.A.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Kamituga (Barbados) Limited Parker House Wildey Business Park Wildey Road St. Michael BB14006 Barbados W.I.	Shares	1,000,000	100%

(12) Twangiza Mining S.A.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Twangiza (Barbados) Limited Parker House Wildey Business Park Wildey Road St. Michael BB14006 Barbados W.I.	Shares	1,000,000	100%

UNDERWRITERS

6.	Underwriters

Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

(a)

The following table sets forth the name and mailing address of each person who, within three years prior to the date of filing this Application, acted as an underwriter of the Company’s securities and the title of each security underwritten:

None

(b)	No person is acting, or proposed to be acting, as principal underwriter of the Notes proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

7.	Capitalization

(a)	Furnish the following information as to each authorized class of securities of each Applicant.

The following table sets forth information with respect to each authorized class of securities of the Company as of February 27, 2017:

(1) Banro Corporation

Title of Class	Amount Authorized	Amount Outstanding
Common Shares, no par value*	unlimited	303,482,336
Series A Preference Shares	unlimited	116,000
Series B Preference Shares	unlimited	1,200,000
10% Senior Secured Notes due 2017	$175,000,000	$175,000,000

*      In addition, there are issued and outstanding at February 27, 2017: (a) options outstanding to purchase up to 16,756,100 common shares of the Company at exercise prices ranging from CDN$0.20 to CDN$4.52; (b) 34,200,000 warrants outstanding to purchase common shares of the Company at exercise prices ranging from CDN$0.236 to US$6.65; and (c) preferred shares of Namoya (Barbados) Limited and Twangiza (Barbados) Limited which are exchangeable for 63,000,000 common shares of the Company.

(b)	Give a brief outline of the voting rights of each class of voting securities referred in paragraph (a) above.

The holders of the Company’s common shares are entitled to one vote per common share at all meetings of shareholders. The holders of Company’s Series A Preference Shares and Series B Preference Shares are not entitled to vote at a meeting of common shareholders.

(2) Banro Group (Barbados) Limited

(a)	Furnish the following information as to each authorized class of securities of each Applicant.

The following table sets forth information with respect to each authorized class of securities of Banro Group (Barbados) Limited as of February 27, 2017:

Title of Class	Amount Authorized	Amount Outstanding
Common shares	unlimited	5,000,100
Preferred Shares	unlimited	1,200,000

(b)	Give a brief outline of the voting rights of each class of voting securities referred in paragraph (a) above.

The holders of Banro Group (Barbados) Limited’s common shares are entitled to one vote per common share at all meetings of shareholders. Generally, the holders of Banro Group (Barbados) Limited’s preferred shares are not entitled to vote at a meeting of shareholders. However, so long as any preferred shares of Banro Group (Barbados) Limited remain outstanding, Banro Group (Barbados) Limited will not, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding preferred shares (voting separately as a class), amend, alter or repeal, the provision of the Banro Group (Barbados) Limited’s articles of incorporation or the rights of holders of Banro Group (Barbados) Limited’s preferred shares or otherwise create, authorize or issue any shares of any series or class of shares of Banro Group (Barbados) Limited.

(3) Namoya (Barbados) Limited

(a)	Furnish the following information as to each authorized class of securities of each Applicant.

The following table sets forth information with respect to each authorized class of securities of Namoya (Barbados) Limited as of February 27, 2017:

Title of Class	Amount Authorized	Amount Outstanding
Common shares	unlimited	1,200,000
Preferred Shares	25,000	21,533.48

(b)	Give a brief outline of the voting rights of each class of voting securities referred in paragraph (a) above.

The holders of Namoya (Barbados) Limited’s common shares are entitled to one vote per common share at all meetings of shareholders.

Generally, the holders of Namoya (Barbados) Limited’s preferred shares are not entitled to vote at a meeting of shareholders. However, the holders of the preferred shares of Namoya (Barbados) Limited, as a class, are entitled to vote separately, as a class upon (a) a proposal to increase the maximum number of preferred shares, (b) a proposal for Namoya (Barbados) Limited to enter into a fundamental transaction and (c) a proposal for Namoya (Barbados) Limited to approve any subsidiary entering into a fundamental transaction.

(4) Banro Congo (Barbados) Limited

(a)	Furnish the following information as to each authorized class of securities of each Applicant.

The following table sets forth information with respect to each authorized class of securities of Banro Congo (Barbados) Limited as of February 27, 2017:

Title of Class	Amount Authorized	Amount Outstanding
Common shares	unlimited	1,000,100

(b)	Give a brief outline of the voting rights of each class of voting securities referred in paragraph (a) above.

The holders of Banro Congo (Barbados) Limited’s common shares are entitled to one vote per common share at all meetings of shareholders.

(5) Lugushwa (Barbados) Limited

(a)	Furnish the following information as to each authorized class of securities of each Applicant.

The following table sets forth information with respect to each authorized class of securities of Lugushwa (Barbados) Limited as of February 27, 2017:

Title of Class	Amount Authorized	Amount Outstanding
Common shares	unlimited	1,000,100

(b)	Give a brief outline of the voting rights of each class of voting securities referred in paragraph (a) above.

The holders of Lugushwa (Barbados) Limited’s common shares are entitled to one vote per common share at all meetings of shareholders.

(6) Kamituga (Barbados) Limited

(a)	Furnish the following information as to each authorized class of securities of each Applicant.

The following table sets forth information with respect to each authorized class of securities of Kamituga (Barbados) Limited as of February 27, 2017:

Title of Class	Amount Authorized	Amount Outstanding
Common shares	unlimited	1,000,100

(b)	Give a brief outline of the voting rights of each class of voting securities referred in paragraph (a) above.

The holders of Kamituga (Barbados) Limited’s common shares are entitled to one vote per common share at all meetings of shareholders.

(7) Twangiza (Barbados) Limited

(a)	Furnish the following information as to each authorized class of securities of each Applicant.

The following table sets forth information with respect to each authorized class of securities of Twangiza (Barbados) Limited as of February 27, 2017:

Title of Class	Amount Authorized	Amount Outstanding
Common shares	unlimited	1,200,000
Preferred shares	25,000	21,533.48

(b)	Give a brief outline of the voting rights of each class of voting securities referred in paragraph (a) above.

The holders of Twangiza (Barbados) Limited’s common shares are entitled to one vote per common share at all meetings of shareholders.

Generally, the holders of Twangiza (Barbados) Limited’s preferred shares are not entitled to vote at a meeting of shareholders. However, the holders of the preferred shares of Twangiza (Barbados) Limited, as a class, are entitled to vote separately, as a class upon (a) a proposal to increase the maximum number of preferred shares, (b) a proposal for Twangiza (Barbados) Limited to enter into a fundamental transaction and (c) a proposal for Twangiza (Barbados) Limited to approve any subsidiary entering into a fundamental transaction.

(8) Namoya Mining S.A.

(a)	Furnish the following information as to each authorized class of securities of each Applicant.

The following table sets forth information with respect to each authorized class of securities of Namoya Mining S.A. as of February 27, 2017:

Title of Class	Amount Authorized	Amount Outstanding
Shares	Not Applicable	1,000,000

(b)	Give a brief outline of the voting rights of each class of voting securities referred in paragraph (a) above.

The holders of Namoya Mining S.A. shares are entitled to one vote per share at all meetings of shareholders.

(9) Banro Congo Mining S.A.

(a)	Furnish the following information as to each authorized class of securities of each Applicant.

The following table sets forth information with respect to each authorized class of securities of Banro Congo Mining S.A. as of February 27, 2017:

Title of Class	Amount Authorized	Amount Outstanding
Shares	Not Applicable	1,000,000

(b)	Give a brief outline of the voting rights of each class of voting securities referred in paragraph (a) above.

The holders of Banro Congo Mining S.A. shares are entitled to one vote per share at all meetings of shareholders.

(10) Lugushwa Mining S.A.

(a)	Furnish the following information as to each authorized class of securities of each Applicant.

The following table sets forth information with respect to each authorized class of securities of Lugushwa Mining S.A. as of February 27, 2017:

Title of Class	Amount Authorized	Amount Outstanding
Shares	Not Applicable	1,000,000

(b)	Give a brief outline of the voting rights of each class of voting securities referred in paragraph (a) above.

The holders of Lugushwa Mining S.A. shares are entitled to one vote per share at all meetings of shareholders.

(11) Kamituga Mining S.A.

(a)	Furnish the following information as to each authorized class of securities of each Applicant.

The following table sets forth information with respect to each authorized class of securities of Kamituga Mining S.A. as of February 27, 2017:

Title of Class	Amount Authorized	Amount Outstanding
Shares	Not Applicable	1,000,000

(b)	Give a brief outline of the voting rights of each class of voting securities referred in paragraph (a) above.

The holders of Kamituga Mining S.A. shares are entitled to one vote per share at all meetings of shareholders.

(12) Twangiza Mining S.A.

(a)	Furnish the following information as to each authorized class of securities of each Applicant.

The following table sets forth information with respect to each authorized class of securities of Twangiza Mining S.A. as of February 27, 2017:

Title of Class	Amount Authorized	Amount Outstanding
Shares	Not Applicable	1,000,000

(b)	Give a brief outline of the voting rights of each class of voting securities referred in paragraph (a) above.

The holders of Twangiza Mining S.A. shares are entitled to one vote per share at all meetings of shareholders.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions

The Notes will be issued under the 10% Secured Notes Indenture (the “Indenture”), to be dated the date of completion of the Recapitalization, among the Banro Corporation, the Guarantors and TSX Trust Company (the “Canadian Trustee”) and The Bank of New York Mellon (the “U.S. Trustee”) as co-trustees (together, the “Trustees”). Pursuant to the Recapitalization and immediately following the issuance of the 10% Secured Notes due 2021 (the “Notes”), Banro Corporation will assign, and Banro Group (Barbados) Limited, a direct wholly-owned subsidiary of Banro Corporation (“BGB”) will assume, all of Banro Corporation’s rights and obligations with respect to the Notes, and Banro Corporation will fully and unconditionally guarantee the Notes. For purposes of this Item 8, (i) prior to such assignment, “Company” refers to Banro Corporation, “other Obligors” and “Guarantors” refers to all of Banro Corporation’s subsidiaries (including BGB) other than any Immaterial Subsidiary and “Restricted Subsidiaries” refers to all of Banro Corporation’s subsidiaries (including BGB); and (ii) following such assignment, “Company” refers to BGB, “other Obligors” and “Guarantors” refers to Banro Corporation and all of Banro Corporation’s subsidiaries (excluding BGB) other than any Immaterial Subsidiary and “Restricted Subsidiaries” refers all of Banro Corporation’s subsidiaries (excluding BGB). The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the form of Indenture to be filed as Exhibit T3C hereto. All capitalized and otherwise undefined terms shall have the meanings ascribed to them in the Indenture.

(a)	Events of Default; Withholding of Notice

Each of the following is an “Event of Default”:

(1)	default in any payment of interest on any Note when due, continued for 30 days;

(2)	default in the payment of principal of or premium, if any, on any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(3)	failure by the Company or any Guarantor to comply with its obligations under “– Certain Covenants –Merger and Consolidation”;

(4)

failure by the Company or any Guarantor to comply for 30 days after notice as provided below with any of their obligations under the covenants described under “– Repurchase at the Option of Holders” or “– Certain Covenants” (in each case, other than (a) a failure to purchase Notes, which constitutes an Event of Default under clause (2) above, (b) a failure to comply with “– Certain Covenants – Merger and Consolidation,” which constitutes an Event of Default under clause (3) above or (c) a failure to comply with “– Certain Covenants – Reports” or “– Certain Covenants – Payments for consent,” which constitute Events of Defaults under clause (5) below);

(5)	failure by the Company or any Guarantor to comply for 90 days after notice as provided below with its other agreements contained in the Indenture or the Notes;

(6)

default under any Indebtedness in the amount of $8,000,000 or more for money borrowed by the Company, any other Obligor or the Guarantors (or the payment of which is Guaranteed by the Company or any other Obligor), that has not been cured before the earlier of (i) any applicable cure period in the document that governs such Indebtedness and (ii) 30 days after such default;

(7)	default under the Dore Loan Agreement that has not been cured before the earlier of (i) any applicable cure period in such agreement and (ii) 30 days after such default;

(8)	default under any Priority Lien Debt that has not been cured before the earlier of (i) any applicable cure period in the document that governs such Indebtedness and (ii) 30 days after such default;

(9)

any Banro Event of Default under the Forward Sale/Streaming Agreements (as defined therein) in respect of which has not been cured before the earlier of (i) any applicable cure period in the Forward Sale/Streaming Agreement and (ii) 30 days after such default;

(10)

failure by the Company, its Subsidiaries or any Guarantor to pay final judgments aggregating in excess of $8,000,000 (or its foreign currency equivalent) (net of any amounts that a reputable and creditworthy insurance company has acknowledged liability for in writing), which judgments are not paid, discharged or stayed for a period of 60 days or more after such judgment becomes final and non-appealable (the “judgment default provision”);

(11)	any event of bankruptcy, insolvency or reorganization of the Company, its Subsidiaries or any Guarantor;

(12)

any Note Guarantee ceases to be in full force and effect (except as contemplated by the terms of the Indenture) or is declared null and void in a judicial proceeding or any Guarantor denies or disaffirms its obligations under the Indenture or its Note Guarantee; or

(13)

any security interest created by any Collateral Document ceases to be in full force and effect (except as permitted by the terms of the Indenture or the Collateral Documents) or (ii) the breach or repudiation by the Company, any other Obligor or the Guarantors, of any of their obligations under any Collateral Document; provided that, in the case of clauses (i) and (ii), such cessation, breach or repudiation, individually or in the aggregate, results in Collateral having a Fair Market Value in excess of $5,000,000 not being subject to a valid, perfected security interest.

However, a default under clauses (4) and (5) of this paragraph will not constitute an Event of Default until the Trustees or the Holders of 25% in principal amount of the then outstanding Notes notify the Company of the default and the Company does not cure such default within the time specified in clauses (4) and (5) of this paragraph after receipt of such notice.

If an Event of Default (other than an Event of Default described in clause 11 above) occurs and is continuing, the Trustees by written notice to the Company, specifying the Event of Default, or the Holders of at least 25% in principal amount of the outstanding Notes by notice to the Company and the Trustees, may, and the Trustees at the request of such Holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the Notes to be due and payable. Upon such a declaration, such principal, premium, if any, and accrued and unpaid interest, if any, will be due and payable immediately. In the event of a declaration of acceleration of the Notes because an Event of Default described in clauses (6), (7), (8), (9) and (10) above has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if the default triggering such Event of Default pursuant to clauses (6), (7), (8), (9) and (10) above shall be remedied or cured by the Company or any other Obligor or waived by the holders of the relevant Indebtedness within 20 days after the declaration of acceleration with respect thereto and if (i) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (ii) all existing Events of Default, except nonpayment of principal of, premium, if any, or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived. If an Event of Default described in clause 11 above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest, if any, on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustees or any Holders. The Holders of a majority in principal amount of the outstanding Notes may waive all past defaults (except with respect to nonpayment of principal, premium or interest) and rescind any such acceleration with respect to the Notes and its consequences if (i) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (ii) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived.

Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no Holder may pursue any remedy with respect to the Indenture or the Notes unless:

(1)	such Holder has previously given the Trustees notice that an Event of Default is continuing;

(2)	Holders of at least a majority in principal amount of the then outstanding Notes have requested the Trustees to pursue the remedy;

(3)	such Holders have offered the Trustees security or indemnity reasonably satisfactory to the Trustees against any loss, liability or expense;

(4)	the Trustees have not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)

the Holders of a majority in principal amount of the then outstanding Notes have not given the Trustees a direction that, in the opinion of the Trustees, is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the Holders of a majority in principal amount of the then outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustees or of exercising any trust or power conferred on the Trustees. If an Event of Default has occurred and is continuing, the Trustees will be required in the exercise of their powers to use the degree of care that a prudent person would use under the circumstances in the conduct of its own affairs. The Trustees, however, may refuse to follow any direction that conflicts with law or the Indenture, the Notes or any Note Guarantee, or that the Trustees determine in good faith is unduly prejudicial to the rights of any other Holder or that would involve the Trustees in personal liability.

Subject to the provisions of the Indenture relating to the duties of the Trustees, if an Event of Default occurs and is continuing, the Trustees will be under no obligation to exercise any of the rights or powers under the Indenture, the Notes and the Note Guarantees at the request or direction of any of the Holders unless such Holders have offered to the Trustees indemnity or security reasonably satisfactory to them against any loss, liability or expense.

The Indenture will provide that if a Default occurs and is continuing and a responsible officer of the Trustees has actual knowledge thereof or has received written notice thereof from the Company, the Trustees will mail to each Holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium, if any, or interest on any Note, the Trustees may withhold from the Holders notice of any continuing Default if the Trustees determine in good faith that withholding the notice is in the interests of the Holders. In addition, the Company is required to deliver to the Trustees, within 90 days after the end of each fiscal year ending after the Issue Date, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustees, within 30 Business Days after the occurrence thereof, written notice of any events which would constitute a Default, their status and what action the Company is taking or proposing to take in respect thereof.

If a Default is deemed to occur solely because a Default (the “Initial Default”) already existed, and such Initial Default is subsequently cured and is not continuing, the Default or Event of Default resulting solely because the Initial Default existed shall be deemed cured, and will be deemed annulled, waived and rescinded without any further action required.

(b)	Authentication and Delivery of the Notes; Use of Proceeds

At least one Officer shall execute the Notes on behalf of the Company by manual or facsimile signature. If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated, the Note shall nevertheless be valid.

A Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose until authenticated substantially in the form of Exhibit A to the Indenture by the manual signature of an authorized signatory of the Canadian Trustee. The signature shall be conclusive evidence that the Note has been duly authenticated and delivered under the Indenture. The certification of the Canadian Trustee on Notes shall not be construed as a representation or warranty by the Trustees as to the validity of the Indenture or the Notes (except the due certification thereof) and the Trustees shall in no respect be liable or answerable for the use made of the Notes or any of them or of the consideration therefor except as otherwise specified herein.

On the Issue Date, the Canadian Trustee shall, upon receipt of a written order of the Company signed by an Officer (an “Authentication Order”), authenticate and deliver the Notes.

The Trustees may appoint an authenticating agent acceptable to the Company to authenticate Notes. An authenticating agent may authenticate Notes whenever the Canadian Trustee may do so. Each reference in the Indenture to authentication by the Canadian Trustee includes authentication by such agent. An authenticating agent has the same rights as an agent to deal with Holders.

There will be no proceeds from the issuance of the Notes because the Notes are being issued in exchange for Existing Notes and the Term Loan.

(c)	Release and Substitution of Property Subject to the Lien of the Indenture

(1)

Subject to TIA Section 314(d) and the terms of the Collateral Trust Agreement, the Company and the Guarantors will be entitled to releases of assets included in the Collateral from the Liens securing Obligations under the Indenture under any one or more of the following circumstances:

(a)	upon satisfaction and discharge of the Indenture pursuant to Article 12 (Satisfaction and Discharge);

(b)	upon a Legal Defeasance or Covenant Defeasance of the Notes pursuant to Article 8 (Legal Defeasance and Covenant Defeasance);

(c)

upon payment in full and discharge of all Notes outstanding under the Indenture and all Obligations that are outstanding, due and payable under the Indenture at the time the Notes are paid in full and discharged; or

(d)	in whole or in part, with the consent of the Holders of the requisite percentage of Notes in accordance Article 9 (Amendment, Supplement and Waiver).

(2)

Subject to the terms of the Collateral Trust Agreement, upon receipt of any necessary or proper instruments of termination, satisfaction or release prepared by the Company or any Guarantor, as the case may be, the Collateral Agent shall execute, deliver or acknowledge such instruments or releases to evidence the release of any Collateral permitted to be released pursuant to the Indenture or the Collateral Documents; provided that the Company or such Guarantor, as the case may be, execute and deliver an Officer’s Certificate to the Trustees and Collateral Agent certifying that the release of such Collateral is permitted under the terms of the Indenture and that all conditions precedent to such release have been satisfied.

(3)

The release of any Collateral from the terms of the Collateral Documents shall not be deemed to impair the security under the Indenture in contravention of the provisions hereof if and to the extent the Collateral is released pursuant to the Indenture and the Collateral Documents.

(d)	Satisfaction and Discharge of the Indenture

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when either:

(1)

all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for which payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Canadian Trustee for cancellation; or

(2)	(a)

all Notes not theretofore delivered to the Canadian Trustee for cancellation have become due and payable by reason of the giving of a notice of redemption or otherwise, will become due and payable within one year or may be called for redemption within one year under arrangements satisfactory to the Trustees for the giving of notice of redemption by the Canadian Trustee in the name, and at the expense, of the Company, and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Canadian Trustee, as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Canadian Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(b)

no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit (other than a Default or an Event of Default resulting from borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing), and the deposit will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(c)	the Company has paid or caused to be paid all sums payable by it under the Indenture; and

(d)	the Company has delivered irrevocable instructions to the Canadian Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Company must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustees.

(e)	Evidence Required to be Furnished to the Trustees as to Compliance with the Conditions and Covenants Provided for in the Indenture

When any Default has occurred and is continuing under the Indenture, or if the Trustees or the holder of any other evidence of Indebtedness of the Company or any Subsidiary gives any notice or takes any other action with respect to a claimed Default, the Company shall promptly (which shall be no more than 30 Business Days following the date on which the Company becomes aware of such Default, receives such notice or becomes aware of such action, as applicable) send to the Trustees an Officer’s Certificate specifying such event, its status and what action the Company is taking or proposes to take with respect thereto.

9.	Other Obligors

Give the name and complete mailing address of any person, other than each Applicant, who is an obligor upon indentured securities.

No person, other than the Applicants, is an obligor of the Notes.

Content of Application for Qualification. This application for qualification comprises:

(a)	Pages numbered 1 to 20 consecutively.

(b)	The statement of eligibility of The Bank of New York Mellon, as U.S. Trustee, under the Indenture to be qualified on Form T-1.*

(c)	The following exhibits in addition to those filed as part of the statement of eligibility of the U.S. Trustee:

List of Exhibits

Exhibit T3A-1

Certificate and Articles of Continuance of the Company (Incorporated by reference to Exhibit 1.3 of the Company’s Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 7, 2015).

Exhibit T3A-2	Certificate and Articles of Amendment of the Company (Incorporated by reference to Exhibit 1.4 of the Company’s Form 20-F filed with the SEC on April 7, 2015).

Exhibit T3A-3	Certificate and Articles of Amendment of the Company (Incorporated by reference to Exhibit 1.5 of the Company’s Form 20-F filed with the SEC on April 7, 2015).

Exhibit T3A-4*	Articles of Incorporation of Banro Group (Barbados) Limited

Exhibit T3A-5*	Articles of Amendment of Banro Group (Barbados) Limited dated April 17, 2013

Exhibit T3A-6*	Articles of Incorporation of Lugushwa (Barbados) Limited

Exhibit T3A-7*	Articles of Incorporation of Kamituga (Barbados) Limited

Exhibit T3A-8*	Articles of Incorporation of Banro Congo (Barbados) Limited

Exhibit T3A-9*	Articles of Incorporation of Namoya (Barbados) Limited

Exhibit T3A-10*	Articles of Amendment of Namoya (Barbados) Limited dated February 25, 2014

Exhibit T3A-11*	Articles of Amendment of Namoya (Barbados) Limited dated May 22, 2015

Exhibit T3A-12*	Articles of Incorporation of Twangiza (Barbados) Limited

Exhibit T3A-13*	Articles of Amendment of Twangiza (Barbados) Limited dated February 25, 2014

Exhibit T3A-14*	Articles of Amendment of Twangiza (Barbados) Limited dated May 26, 2015

Exhibit T3A-15*	Articles of Association of Lugushwa Mining S.A.

Exhibit T3A-16*	Articles of Association of Kamituga Mining S.A.

Exhibit T3A-17*	Articles of Association of Banro Congo Mining S.A.

Exhibit T3A-18*	Articles of Association of Namoya Mining S.A.

Exhibit T3A-19*	Articles of Association of Twangiza Mining S.A.

Exhibit T3B-1	Bylaws No. 3 of the Company (Incorporated by reference to Exhibit 1.1 of the Company’s Form 20-F filed with the SEC on April 7, 2015).

Exhibit T3B-2	Bylaws No. 4 of the Company (Incorporated by reference to Exhibit 1.2 of the Company’s Form 20-F filed with the SEC on April 7, 2015).

Exhibit T3B-3*	By-law No. 2 of Banro Group (Barbados) Limited

Exhibit T3B-4*	By-law No. 2 of Lugushwa (Barbados) Limited

Exhibit T3B-5*	By-law No. 2 of Kamituga (Barbados) Limited

Exhibit T3B-6*	By-law No. 2 of Banro Congo (Barbados) Limited

Exhibit T3B-7*	By-law No. 2 of Namoya (Barbados) Limited

Exhibit T3B-8*	By-law No. 2 of Twangiza (Barbados) Limited

Exhibit T3C**	Form of Indenture among the Company, the Guarantors, TSX Trust Company, as Canadian Trustee, and The Bank of New York Mellon, as U.S. Trustee.

Exhibit T3D**	Final Order

Exhibit T3E*	Management Information Circular, dated February 27, 2017, and Form of Voting Instruction Form

Exhibit T3F**	A cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act.

Exhibit 25.1*	Statement of Eligibility of The Bank of New York Mellon, as U.S. Trustee relating to the form of Indenture, on Form T-1.

Exhibit 99.1*	Organization Chart of Subsidiaries

*Filed herewith.

**to be filed by amendment

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, Banro Corporation, a corporation organized and existing under the laws of Canada, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Toronto, and Province of Ontario on the 3rd day of March, 2017.

(Seal)	BANRO CORPORATION

	By:	/s/ David Langille
	Name:	David Langille
	Title:	Chief Financial Officer
Attest:

By:	/s/ Geoffrey G. Farr
Name:	Geoffrey G. Farr
Title:	Vice President, General Counsel and
Corporate Secretary

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the undersigned Guarantors, corporations organized and existing under the laws of Barbados, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the Parish of St. Michael, Barbados, and signed on the 3rd day of March, 2017.

BANRO GROUP (BARBADOS) LIMITED

By:	/s/ W. Peter A. Douglas
Name:	W. Peter A. Douglas
Title:	President

Attest:

By:	/s/ Stephen L. Greaves
Name:	Stephen L. Greaves, Secretary

NAMOYA (BARBADOS) LIMITED

By:	/s/ W. Peter A. Douglas
Name:	W. Peter A. Douglas
Title:	President

Attest:

By:	/s/ Stephen L. Greaves
Name:	Stephen L. Greaves, Secretary

BANRO CONGO (BARBADOS) LIMITED

By:	/s/ W. Peter A. Douglas
Name:	W. Peter A. Douglas
Title:	President

Attest:

By:	/s/ Stephen L. Greaves
Name:	Stephen L. Greaves, Secretary

LUGUSHWA (BARBADOS) LIMITED

By:	/s/ W. Peter A. Douglas
Name:	W. Peter A. Douglas
Title:	President

Attest:

By:	/s/ Stephen L. Greaves
Name:	Stephen L. Greaves, Secretary

KAMITUGA (BARBADOS) LIMITED

By:	/s/ W. Peter A. Douglas
Name:	W. Peter A. Douglas
Title:	President

Attest:

By:	/s/ Stephen L. Greaves
Name:	Stephen L. Greaves, Secretary

TWANGIZA (BARBADOS) LIMITED

By:	/s/ W. Peter A. Douglas
Name:	W. Peter A. Douglas
Title:	President

Attest:

By:	/s/ Stephen L. Greaves
Name:	Stephen L. Greaves, Secretary

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the undersigned Guarantors, limited liability companies organized and existing under the laws of the Democratic Republic of the Congo, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Kinshasa, Country of the Democratic Republic of the Congo on the 3rd day of March, 2017.

NAMOYA MINING S.A.

By:	/s/ Desire Sangara
Name:	Desire Sangara
Title:	Chairman of the Board

Attest:

By:	/s/ Thierry K. Ntumba
Name:	Thierry K. Ntumba, DRC General Counsel

BANRO CONGO MINING S.A.

By:	/s/ Desire Sangara
Name:	Desire Sangara
Title:	Chairman of the Board

Attest:

By:	/s/ Thierry K. Ntumba
Name:	Thierry K. Ntumba, DRC General Counsel

LUGUSHWA MINING S.A.

By:	/s/ Desire Sangara
Name:	Desire Sangara
Title:	Director

Attest:

By:	/s/ Thierry K. Ntumba
Name:	Thierry K. Ntumba, DRC General Counsel

KAMITUGA MINING S.A.

By:	/s/ Desire Sangara
Name:	Desire Sangara
Title:	Director

Attest:

By:	/s/ Thierry K. Ntumba
Name:	Thierry K. Ntumba, DRC General Counsel

TWANGIZA MINING S.A.

By:	/s/ Desire Sangara
Name:	Desire Sangara
Title:	Chairman of the Board

Attest:

By:	/s/ Thierry K. Ntumba
Name:	Thierry K. Ntumba, DRC General Counsel